Exhibit 99.1

NLS Pharmaceutics Provides Open Label Extension Study Update for Quilience® (Mazindol ER) in the Treatment of Narcolepsy

●	Patients treated with Quilience® in the randomized Phase 2 trial continue to improve after rolling over into the open label extension (OLE) study

●	Placebo patients in the randomized Phase 2 trial who received Quilience® in the OLE study achieved comparable results to treated patients in the Phase 2 trial

●	Safety and tolerability of Quilience® were similar between the randomized trial and OLE

Switzerland/Zurich, November 7, 2022 - NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, announces an interim update from its Open Label Extension (OLE) Study for Quilience® (Mazindol ER) in the treatment of narcolepsy. The OLE study offers patients completing the 4-week randomized, double blind (DB) Phase 2 trial for Quilience® the option to receive the drug candidate for an additional 6 months as monotherapy on an open-label basis. Of the 60 patients who completed the randomized controlled Phase 2 trial, 52 patients (or 87% of completers) elected to roll over into the OLE study.

Excessive Daytime Sleepiness

For patients treated with Quilience® in the randomized Phase 2 trial, excessive daytime sleepiness (EDS) based on the Epworth Sleepiness Scale (ESS) improved by an additional 1.8 points in the OLE study by the fourth month of treatment (DB and OLE treatment combined). At that timepoint, the mean ESS score for these patients reached 9.2, with lower scores denoting an improvement in the condition (improved wakefulness). Importantly, ESS scores of 10 or below are considered to be typical scores for patients without narcolepsy. As an extension of the 4-week randomized treatment period in the Phase 2 trial, these data indicate that maximum efficacy for EDS with Quilience® is reached at approximately 3 months of treatment. Overall, the mean score for these patients declined by approximately 8.7 points from their baseline levels at the start of the randomized Phase 2 trial to month 3 in the OLE.

For patients receiving placebo in the DB Phase 2 trial and rolling over to receive Quilience® in the OLE study, EDS scores declined to levels comparable to those treated with Quilience® in the randomized trial at Week 4. This effect was maintained through month 3 in the OLE study, with EDS scores just above the “normal” range.

Weekly Cataplexy Episodes

For patients diagnosed with cataplexy and treated with Quilience® in the randomized Phase 2 trial, the mean number of weekly cataplexy episodes was approximately 8 at the end of the 4-week DB period, down from a baseline level of approximately 17.5 at the beginning of the trial. During the OLE study, mean weekly cataplexy episodes for these patients declined to 2.1, and remained relatively stable in the 2 to 4 range through week 12.

For patients with cataplexy receiving placebo in the DB Phase 2 trial, the mean number of weekly cataplexy episodes was approximately 10.9 at the end of the 4-week double-blind period. During the OLE study, these patients, when treated with Quilience®, were able to catch up to previously treated patients, achieving mean weekly cataplexy episodes of 2.7 at 8 weeks of treatment. This favorable effect was maintained for these patients in the 2-5 episodes per week range through week 12.

Notably, there were patients diagnosed with Narcolepsy Type I who achieved zero weekly cataplexy episodes in the OLE study, with some of those maintaining this effect through week 12 and beyond. Below is an example of one of those patients:

“These early open label extension study data demonstrate the potential of Mazindol ER to effectively treat EDS and cataplexy with a once-daily oral medication,” said Thomas Stern, M.D., Advanced Respiratory and Sleep Medicine, PLLC, Huntersville NC. “As an investigator in both trials, I found the treatment to be highly effective in some of my patients, and those patients elected to roll into the OLE study and continued to do well. As a result, I believe that many patients suffering from narcolepsy could benefit from Mazindol ER as a monotherapy or as part of their treatment regimen.”

“These data from our OLE study seem to confirm the positive results from our Phase 2 trial for Quilience® in narcolepsy, and we believe they also demonstrate the longer-term efficacy, tolerability, and safety of the treatment,” said George Apostol, Chief Medical Officer of NLS Pharmaceutics. “We are looking forward to sharing final OLE results in the first quarter of next year, along with the full data set from our Phase 2 clinical trial at a major sleep congress in 2023. The results from both studies highlight the benefits of Mazindol ER in treating EDS and cataplexy, the two core symptoms of narcolepsy, and we will continue to advance this program to bring Quilience® to patients as soon as possible.”

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. is a Swiss clinical-stage biopharmaceutical company led by an experienced management team with a track record of developing and repurposing product candidates to treat rare and complex central nervous system disorders. The Company’s lead product candidate, Quilience®, is a proprietary extended-release formulation of Mazindol (Mazindol ER) and is being developed for the treatment of narcolepsy, and potentially other sleep-wake disorders such as idiopathic hypersomnia (IH), for which NLS recently obtained Orphan Disease Designation (ODD) from the U. S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA). Mazindol is a triple monoamine reuptake inhibitor and partial Orexin-2 Receptor agonist, which was used for many years to treat patients diagnosed with narcolepsy in compassionate use programs. A Phase 2 multi-center U.S. clinical trial evaluating QuilienceÒ in adult subjects suffering from narcolepsy met its primary endpoint with high statistical significance and demonstrated a favorable safety and tolerability profile. NLS also successfully completed a Phase 2 study in the U.S. evaluating NolazolÒ (Mazindol Controlled-Release) in adult subjects suffering from ADHD. The study met all primary and secondary endpoints and NolazolÒ was well-tolerated. QuilienceÒ has received Orphan Drug Designations both in the U.S. and in Europe for the treatment of narcolepsy. Up to 1/3 of narcoleptic patients are also diagnosed with ADHD.

Safe Harbor Statement

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses the potential of Mazindol ER to effectively treat EDS and cataplexy, the potential benefits to patients suffering from narcolepsy from Mazindol ER as a monotherapy or as part of their treatment regimen, the efficacy, tolerability, and safety of the treatment and the timing of the OLE study results and full data set from the Phase 2 clinical trial. These forward-looking statements and their implications are based on the current expectations of the management of NLS only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS’ products may not be approved by regulatory agencies, NLS’ technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS’ process; NLS’ products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS’ patents may not be sufficient; NLS’ products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’ annual report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission (SEC), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

Corporate Contact

Alex Zwyer, CEO: +41 44 512 21 50

Investor Relations Contact

Cindy Rizzo

invest@nls-pharma.com

www.nlspharmaceutics.com

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